U.S. SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549


FORM 12b-25                                  SEC File Number 013538

                                               CUSIP Number


                        NOTIFICATION OF LATE FILING


                                (Check One)

[X] Form 10-KSB  [] Form 11-K  [] Form 20-F  [] Form 10-Q  [] Form
N-SAR

For Period Ended:   December 31, 1995



     Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                                    N/A





Part I - Registrant Information




Full Name of Registrant:            National Affiliated Corporation

Former Name if Applicable:                                     N/A


Address of Principal Executive Office:    1500 Lee Street, Suite A
     (Street and Number)


City, State and Zip Code:               Alexandria, LA  71315-2190

Part II - Rules 12B-25(b) and (c)



If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12B-25(b), the following should be completed. (Check box if appropriate)

     (a) the reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12B-25(c) has been attached if applicable.



Part III - Narrative



State below in reasonable detail the reasons why the form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof could not be filed within the prescribed time period.

     Registrant's financial statements for December 31, 1995 have not yet been completed by our independent auditors.



Part IV - Other Information



(1) Name and telephone number of person to contact in regard to this notification:

     Michael Tankersley            (214)         939-5500
           (Name)               (Area Code)  (Telephone Number)

(2)  Have all other periodic reports required
     under Section 13 or 15(d) of the Securities
     Exchange Act of 1934 or Section 30 of the
     Investment Company Act of 1940 during the    [X] Yes   [ ] No
     preceding 12 months or for such shorter
     period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

(3)  Is it anticipated that any significant
     change in results of operations from the
     corresponding period for the last fiscal     [ ] Yes   [X] No
     year will be reflected by the earnings
     statements to be included in the subject report or portion thereof?

     If so:  attach an explanation of the
     anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made.

                      National Affiliated Corporation
               (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date     March 29, 1996

                    By:________________________________________
                       Jerry L. Johnston, Vice President & CFO

INSTRUCTION: The form amy be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                 ATTENTION

     Intentional misstatements or omissions of fact constitute
     Federal Criminal Violations (See 18 U.S.C.  1001.)